

Mail Stop 4631

January 24, 2011

Via mail and facsimile to (415) 449-3550

Mr. George Vogelei, Chief Executive Officer and Chief Financial Officer
Ultimate Products Corporation
530 Avenue Del Prado, Suite 339
Novato, CA 94949

> **RE: Ultimate Products Corporation**
> **Form 10-K for the year ended March 31, 2010 filed July 9, 2010**
> **Form 10-Q for the period ended June 30, 2010**
> **Form 10-Q for the period ended September 30, 2010**
> **File No. 333-152011**

Dear Mr. Vogelei:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

General

1. In your amended filings, please include a prominently located explanatory note addressing the reason(s) for why the amendment is being filed. Please consider providing us with a draft of the amendment you intend to file on EDGAR prior to such filing.

2. Please revise your disclosures throughout your Form 10-K to consistently communicate to investors your defined business plan and anticipated operations. Specifically, in the Business section of your Form 10-K, you indicate that your business plan is to sell magnesium oxide board. However in MD&A, you indicate you are involved in the oil and gas production on pages 8 and 9. On page 9, you also indicate that you are generating revenues from the sale of internet educational courses through your website.

Report of Independent Registered Public Accounting Firm, page F-3

3. In an amendment to your 2010 Form 10-K, please include a report from your independent registered public accounting firm that includes the cumulative period, February 15, 2008 (inception date) through March 31, 2010 for your statements of operations, stockholders' equity, and cash flows. Please refer to Rule 2-02(c) of Regulation S-X for guidance.

Statements of Cash Flows, page F-7

4. In your amended 2010 Form 10-K, please correct the dates for the first two columns.

Item 9A. Controls and Procedures, page 11

5. We note your conclusions that both your disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2010. However, the Item 4 disclosures in each of the Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010 state that the Company "continues to report a material weakness in internal control over financial reporting relating to Disclosure Controls." The identification of a material weakness requires an ineffective conclusion for your internal control over financial reporting for all periods in which the material weakness exists. Further, a material weakness in internal control over financial reporting may also lead to an ineffective conclusion for your disclosure controls and procedures, depending on the material weakness in relation to the definition of disclosure controls and procedures. If you had a material weakness or weaknesses as of March 31, 2010, please amend your Form 10-K to address the following:
   - Revise your conclusion for your disclosure controls and procedures to state that they are ineffective, or to provide investors with an understanding of how you determined your disclosure controls and procedures are effective in light of the material weakness or weaknesses. Refer to Item 307 of Regulation S-K for guidance.
   - Revise your conclusion to state that your internal control over financial reporting is ineffective due to the material weakness or weaknesses further described. Please refer to Item 308T of Regulation S-K for guidance.

- Identify the specific control deficiencies (i.e., what weakness in your control environment exists that is reasonably possible of causing a material misstatement not to be identified or identified in a timely manner, including how and when you identified the control deficiencies. Provide investors with an understanding of how the material weaknesses could impact your consolidated financial statements (i.e., the accounting errors that are at-risk of being undetected). State whether the material weakness led to any adjustments to your consolidated financial statements, including the amounts of any adjustments, if any. Finally, please disclose your plan (i.e., the specific steps and actions you intend to take) to remediate that material weaknesses identified, including your anticipated timing to complete your plan.
- To the extent that this material weakness was identified during prior periods and you have made changes to your internal control over financial reporting to remediate the material weakness, please revise your disclosures to state the specific steps taken during the fourth quarter of fiscal year 2010 to address the material weakness. Please note that you should not include any "except for" language in explaining to investors the changes that have been made to your internal control over financial reporting.

Exhibit 31.1

6. Please revise your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to conform to the exact language in Item 601(B)(31) of Regulation S-K. In this regard, please ensure that you include all of the components of the certification and do not modify, insert or delete any of the language per Item 601(B)(31) of Regulation S-K. In the amended filing, please ensure that you update the date of the certification and reference the amendment filing in the first paragraph of the certification. Please also address this comment in the amendments for your Forms 10-Q.

Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010

Item 4. Controls and Procedures

7. Please amend your June 30, 2010 and September 30, 2010 Forms 10-Q to disclose your conclusion about the effectiveness or ineffectiveness of your disclosure controls and procedures as of the end of each of these periods. If you conclude that your disclosure controls and procedures are ineffective, please provide investors with an understanding of the material weaknesses causing this conclusion. Please refer to our comment above.

8.   Please revise your disclosures for the changes in internal control over financial reporting to state the specific changes made to your internal control over financial reporting during the respective quarters. If no changes to your internal control over financial reporting occurred during the respective periods, please state as such. Please note that you should not include any "except for" language in explaining to investors the changes that have been made to your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or in her absence, Tracey Houser at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief